                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the period ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ______________ to ____________

ChemFirst Inc. Commission file number 333-157-89
                                      ----------


                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249


                                 CHEMFIRST INC.
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                   Index to Financial Statements and Schedule


Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Benefits for the years ended
     December 31, 1999, 1998, and 1997

Notes to Financial Statements


Supplemental Schedule:

I. Item 27a - Schedule of Assets Held for Investment Purposes as of December 31,
              1999

All other schedules are omitted because they are not required under Department of Labor Regulations.

                          INDEPENDENT AUDITORS' REPORT



The Employee Benefits Committee
ChemFirst Inc.:


We have audited the financial statements of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999, 1998, and 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the December 31, 1999 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the December 31, 1999 basic financial statements taken as a whole.



June 21, 2000

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998



                                                             1999           1998
                                                         ------------   ------------
Investments:
     Mutual funds, at fair value (cost $34,636,243
        and $35,298,195, respectively)                   $ 38,986,147     37,976,352
     Participant loans, at cost which approximates
        fair value                                          1,636,526      2,113,205
     ChemFirst Inc. common stock, at fair value
        (cost $7,354,499 and $7,968,854, respectively)
        (note 1(a))                                         8,882,843      9,207,944
     Placer Dome Inc. common stock,
        at fair value (cost $473,268 and $547,614,
        respectively)                                       1,706,090      2,040,317
     Mississippi Chemical Corporation common stock,
        at fair value (cost $704,190 and $952,218,
        respectively) (note 1(a))                             192,660        574,518
                                                         ------------   ------------
                    Total investments                      51,404,266     51,912,336
                                                         ------------   ------------

Receivables:
     Employers' contributions                                 163,114        374,399
     Participants' contributions                                9,921        273,037
                                                         ------------   ------------
                    Total receivables                         173,035        647,436
                                                         ------------   ------------

                    Net assets available for benefits    $ 51,577,301     52,559,772
                                                         ============   ============



See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                  Years ended December 31, 1999, 1998, and 1997



                                                             YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                            DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                1999            1998            1997
                                                            ------------    ------------    ------------
Contributions (note 6):
    Participants                                            $  2,832,024       3,062,823       2,538,650
    Employers                                                  1,543,179       1,879,664       1,582,170
                                                            ------------    ------------    ------------
                Total contributions                            4,375,203       4,942,487       4,120,820
                                                            ------------    ------------    ------------

Net investment income:
    Interest income                                              258,014         205,011         180,292

    Dividend income:
      ChemFirst Inc. common stock                                185,197         187,617         185,331
      Placer Dome Inc. common stock                                8,573              --              --
      Mississippi Chemical Corporation
         common stock                                             11,793          19,408          32,507
      Mutual funds                                             3,181,387       2,568,072       3,667,340
                                                            ------------    ------------    ------------
                Total dividend income                          3,386,950       2,775,097       3,885,178
                                                            ------------    ------------    ------------

    Realized gains (losses) on investments,
      net (note 5):
         Mutual funds                                          1,202,623         414,069         609,712
         ChemFirst Inc. common stock                             449,756         440,434         916,031
         Placer Dome Inc.
            common stock                                         147,297         220,096         544,213
         Mississippi Chemical Corporation
            common stock                                         (66,901)        (47,487)        (73,169)
                                                            ------------    ------------    ------------
                Net realized gains                             1,732,775       1,027,112       1,996,787
                                                            ------------    ------------    ------------

    Unrealized appreciation (depreciation)
      of investments, net (note 8)                             1,567,291      (4,168,548)       (297,879)

    Advisory fees                                                (71,502)        (79,692)       (133,698)
                                                            ------------    ------------    ------------
                Net investment income (loss)                   6,873,528        (241,020)      5,630,680
                                                            ------------    ------------    ------------

Rollovers (note 7)                                                88,799         770,718         522,231

Transfers of ESOP participant account
    balances (note 1(b))                                              --              --       3,432,074

Withdrawals and terminations, net
    of forfeitures                                            (6,045,915)     (4,436,651)     (2,903,167)

Transfer of Callidus Technology, Inc.
    participant account balances (note 1(a))                  (6,274,086)             --              --

Transfer of fertilizer business participant
    account balances (note 1(a))                                      --              --      (2,826,097)
                                                            ------------    ------------    ------------
                Net increase (decrease) in
                assets available for benefits                   (982,471)      1,035,534       7,976,541

Net assets available for benefits:
    Beginning of period                                       52,559,772      51,524,238      43,547,697
                                                            ------------    ------------    ------------

    End of period                                           $ 51,577,301      52,559,772      51,524,238
                                                            ============    ============    ============



See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(1)    DESCRIPTION OF PLAN

       The following description of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

       (a)    CHANGE IN ORGANIZATION OF PLAN'S SPONSOR

              In December 1996, First Mississippi Corporation contributed all of its assets and subsidiaries, other than those relating to its fertilizer business, to ChemFirst Inc. (the Company or ChemFirst), which at the time was a wholly-owned subsidiary of First Mississippi Corporation. First Mississippi Corporation then spun off ChemFirst Inc. in a tax-free distribution of ChemFirst's common stock to First Mississippi Corporation's shareholders. This distribution occurred immediately before and in connection with the merger of First Mississippi Corporation with a wholly-owned subsidiary of Mississippi Chemical Corporation (MCC) on December 24, 1996. The merger consideration consisted of 0.3340026 shares of MCC stock in exchange for each share of First Mississippi Corporation stock. Cash was paid in settlement of fractional shares. In addition, First Mississippi Corporation debt was refinanced and increased to approximately $150,000,000 and then assumed by MCC. After the refinancing and payment of certain expenses, cash of approximately $50,000,000 was transferred to ChemFirst. These transactions were accounted for as a disposal of the fertilizer business of First Mississippi Corporation and a name change to ChemFirst Inc. The name of the Plan was also changed and the Plan's fiscal year was changed from June 30 to December 31. Effective December 31, 1999, the Company sold its wholly owned subsidiaries, Callidus Technology, Inc. and Plasma Energy Corporation. In connection with the spin-offs, certain participant accounts were transferred from the Plan.

       (b)    GENERAL

              The ChemFirst Inc. 401(k) Savings Plan became effective July 1, 1974. The ChemFirst Inc. Employee Stock Ownership Plan became effective January 1, 1978. The two plans were merged and restated as the ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan effective January 1, 1997. The 401(k) Savings Plan is the surviving plan.

              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan currently covers substantially all employees of the Company and its subsidiaries.

       (c)    PARTICIPATION

              Effective January 1, 1998, an employee becomes a participant in the Plan on the first day of employment. Prior to January 1, 1998, an employee was eligible to participate in the Plan on

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


              the first day of the month which coincided with or next followed the completion of six months of employment. Also effective January 1, 1998, the Plan is available to all regular employees, defined as employees (whether full-time or part-time) hired to fill a specific position on a permanent basis and for whom the employer annually budgets compensation and benefits. Prior to January 1, 1998, the Plan was available to all employee classifications except leased employees, temporary employees, and members of a legally recognized collective bargaining unit not expressly granted permission to participate. Temporary employees included co-op students and persons hired for a specific period of time, a specific project, or group of assignments.

       (d)    CONTRIBUTIONS

              The 401(k) provisions of the Plan allow deferral of tax by the participants on their contributions and earnings thereon. Plan participants may elect to contribute from 1% to 15% of monthly base pay to the Plan, subject to regulatory limitations. The Company matches these 401(k) contributions up to 4% of monthly base pay. At December 31, 1999, 1998, and 1997, 626, 849, and 809
              participants, respectively, were participating in the Plan.

              Additionally, the Company may elect to make a contribution to the Plan under the employee stock ownership provisions of the Plan. The contribution, if any, will be an amount determined and authorized by the Board of Directors of the Company and will be allocated by the ratio of each eligible participant's compensation to the total compensation of all eligible participants.

       (e)    INVESTMENT OPTIONS

              Participants may elect to have their 401(k) contributions and allocated earnings thereon invested in any combination of the following investment programs:

                  (i) Capital Preservation Fund - Seeks to provide maximum current income that is consistent with the preservation of capital.

                  (ii) Short-term Stability Fund - Seeks to preserve capital and modestly out perform inflation over time.

                  (iii) Mid-term Balanced Fund - Seeks income and long-term growth of principal and income through investment in U.
                         S. and international stocks and bonds.

                  (iv) Vanguard Index 500 Fund - Seeks long-term growth of capital and income from dividends.

                  (v) Long-term Growth Fund - Seeks growth potential over the long-term by investing in stocks of larger U. S. corporations and international companies.

                  (vi) Aggressive Growth Fund - Primarily invests in small to medium size companies, including emerging markets.

                  (vii) T. Rowe Price International Stock Fund - Seeks long-term capital growth by investing primarily in established foreign companies that have strong performance records, as well as attractive long-term prospects.
                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997

                  (viii) ChemFirst Inc. common stock (includes Mississippi
                         Chemical Corporation common stock subsequent to December 23, 1996 - see note 1(a)).

                  (ix) Placer Dome Inc. (formerly Getchell Gold Corporation) common stock (as of October 20, 1995, participants could no longer elect to allocate new contributions to this investment program).

              Any contributions for which a participant does not make an investment election are deposited in the Short-term Stability Fund.

              Employee Stock Ownership Plan (ESOP) contributions are invested in ChemFirst Inc. common stock.

              In addition to the investment options listed above, the Employee Benefits Committee may authorize establishing additional investment options consisting of such other securities or professionally managed funds as may be determined by unanimous action of the Committee. Notice of any such action must be communicated in writing to each participant. The following is a summary of the number of participants whose 401(k) contributions are invested in each investment option:


                                CAPITAL       SHORT-TERM       MID-TERM        VANGUARD        LONG-TERM      AGGRESSIVE
                             PRESERVATION      STABILITY       BALANCED         INDEX 500       GROWTH          GROWTH
                                 FUND            FUND            FUND            FUND            FUND            FUND
                             --------------  --------------  --------------  --------------  --------------  --------------
Number of participants:
     December 31, 1999                55             289             373           183               543             184
     December 31, 1998                57             459             547            --               746             234
     December 31, 1997                34             458             487            --               654             164

                                                                     PLACER
                               T. ROWE PRICE   CHEMFIRST INC.      DOME INC.
                               INTERNATIONAL       COMMON            COMMON
                               STOCK FUND           STOCK            STOCK
                             ---------------   ----------------   -------------
Number of participants:
     December 31, 1999               43                  432             178
     December 31, 1998               --                  439             184
     December 31, 1997               --                  394             207

                                                                EMPLOYERS' CONTRIBUTIONS
                             ----------------------------------------------------------------------------------------------

                                CAPITAL       SHORT-TERM       MID-TERM        VANGUARD        LONG-TERM      AGGRESSIVE
                             PRESERVATION      STABILITY       BALANCED         INDEX 500       GROWTH          GROWTH
                                 FUND            FUND            FUND            FUND            FUND            FUND
                             --------------  --------------  --------------  --------------  --------------  --------------
Number of participants:
     December 31, 1999                55             302             374           184               542             183
     December 31, 1998                57             489             550            --               744             235
     December 31, 1997                35             485             487            --               656             164

                                           EMPLOYERS' CONTRIBUTIONS
                             ---------------------------------------------------
                                                                      PLACER
                                T. ROWE PRICE   CHEMFIRST INC.      DOME INC.
                                INTERNATIONAL       COMMON            COMMON
                                STOCK FUND           STOCK            STOCK
                              ---------------   ----------------   -------------
Number of participants:
     December 31, 1999                43                  453             185
     December 31, 1998                --                  445             201
     December 31, 1997                --                  404             230

       (f)    LOANS

              The Plan provides for participant loans. A participant can borrow up to 50% of the participant's vested 401(k) account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months. The minimum loan amount is $1,000 per loan, and three loans per participant may be outstanding at any time. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed 10 years. The participant must pay a $50 set-up fee and a $2.50 monthly administrative fee for each loan.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


       (g)    PARTICIPANT ACCOUNTS

              Individual accounts are maintained for each participant to reflect the participants' contributions, related matching contribution, and allocated earnings or losses thereon. The fund investment options selected by participants allocate income or loss based on participant shares held in a particular fund investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

       (h)    VESTING

              Participants' 401(k) contributions and allocated earnings or losses thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' 401(k) contributions and allocated earnings or losses thereon fully vest after a participant completes three years of service or upon a participant's retirement, disability or death, whichever occurs first.

       (i)    FORFEITURES

              A participant's forfeiture of their employers' 401(k) contributions may be used to pay plan expenses and/or to reduce employers' 401(k) contributions in the year in which the forfeitures are determined to occur.

              A participant's forfeiture of their ESOP account balances is used to reduce the Company's ESOP contributions in the year in which the forfeitures are determined to occur.

       (j)    BENEFITS

              Benefits are generally payable on termination, retirement, death, or disability. Benefits may be paid by either (a) lump-sum payment, (b) deferred payment, or (c) installment payments, as requested by the participant. The benefit payment options available to participants depend on the reason for the separation from service.

       (k)    ADMINISTRATIVE EXPENSES

              Administrative expenses, with the exception of advisory fees, are generally paid by the Company, but may be paid by the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested and are paid by the Plan.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

       (b)    DIVIDENDS

              Dividend income is recorded as of the dividend record date.

       (c)    INVESTMENTS

              Investments in cash and participant loans are stated at cost, which approximates fair value. Investments in ChemFirst Inc., Placer Dome Inc. and Mississippi Chemical Corporation common stocks and mutual funds are stated at quoted market value. Investment transactions are accounted for on the trade date basis.

              The Plan does not require any collateral or other security from the trustee to support the investments.

       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (e)    INCOME TAXES

              In a determination letter dated April 19, 2000, the Internal Revenue Service held that the Plan is exempt from income taxes in accordance with applicable provisions of the Internal Revenue Code. It also held that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary.

              The Plan has been amended since the effective date of the April 19, 2000 determination letter. The amended Plan documents are being submitted to the Internal Revenue Service for a letter of determination that the Plan continues to qualify as exempt from Federal taxes. In the opinion of the Plan Administrator, the Plan has operated within the terms of the Plan and is qualified and exempt under the applicable requirements of the Internal Revenue Code.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


       (f)    SALES OF INVESTMENTS

              The cost of stock and mutual fund shares sold is determined based on the average cost of the shares. The cost of other investments is determined based on the individual cost of each issue.

       (g)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

(3)    VOTING RIGHTS

       All common stock allocated to participants' accounts carries with it full voting privileges and any other rights that the stock might have. The Trustee votes such stock in accordance with the written instructions of the participants. Unallocated stock is voted by the Trustee as instructed by the Employee Benefits Committee.

(4)    ACQUISITION LOANS

       The Trustee may incur acquisition loans from time to time to finance the acquisition of ChemFirst Inc. common stock (ESOP financed shares) or to repay a prior acquisition loan. Acquisition loans are to be for a specific term, bear a reasonable rate of interest and are not payable on demand except in the event of default. An acquisition loan may be secured only by a pledge of the shares acquired.

       Financed shares are allocated to the participants only as payments are made on the acquisition loan.

       As of December 31, 1999 and 1998, no acquisition loans had been incurred by the Plan.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(5)    INVESTMENT SALES

       A summary follows of net realized gains on sales of investments for the years ended December 31, 1999, 1998, and 1997:


                      PROCEEDS       CARRYING     NET REALIZED
                     FROM SALES       VALUE          GAINS
                    ------------   ------------   ------------
December 31, 1999
    Common stock    $  2,416,388      1,886,236        530,152
    Mutual funds      17,664,528     16,461,905      1,202,623
                    ------------   ------------   ------------

                    $ 20,080,916     18,348,141      1,732,775
                    ============   ============   ============

December 31, 1998
    Common stock    $  2,016,554      1,403,511        613,043
    Mutual funds       9,812,895      9,398,826        414,069
                    ------------   ------------   ------------

                    $ 11,829,449     10,802,337      1,027,112
                    ============   ============   ============

December 31, 1997
    Common stock    $  3,621,693      2,234,618      1,387,075
    Mutual funds      12,774,245     12,164,533        609,712
                    ------------   ------------   ------------

                    $ 16,395,938     14,399,151      1,996,787
                    ============   ============   ============

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(6)    PARTICIPANTS' AND EMPLOYERS' 401(k) AND ESOP CONTRIBUTIONS

       A summary follows of contributions by company for the years ended December 31, 1999, 1998, and 1997:


                                    PARTICIPANTS'     EMPLOYERS'
                                    CONTRIBUTIONS    CONTRIBUTION
                                   --------------   --------------
December 31, 1999
    ChemFirst Inc.                 $      413,399          219,899
    First Chemical Corporation            922,085          452,340
    Quality Chemicals, Inc.               392,711          234,485
    FirstMiss Steel Inc.                  143,605           95,006
    EKC Technology, Inc.                  358,466          184,177
    Callidus Technologies, Inc.           601,758          357,272
                                   --------------   --------------

                                   $    2,832,024        1,543,179
                                   ==============   ==============

December 31, 1998
    ChemFirst Inc.                 $      406,543          246,998
    First Chemical Corporation            951,337          530,221
    Plasma Energy Corporation              24,789           12,902
    Quality Chemicals, Inc.               408,413          289,504
    FirstMiss Steel Inc.                  171,030          112,591
    EKC Technology, Inc.                  347,205          195,407
    Callidus Technologies, Inc.           753,506          492,041
                                   --------------   --------------

                                   $    3,062,823        1,879,664
                                   ==============   ==============

December 31, 1997
    ChemFirst Inc.                 $      332,091          212,204
    First Chemical Corporation            790,443          455,124
    Plasma Energy Corporation              68,653           37,961
    Quality Chemicals, Inc.               373,405          253,225
    FirstMiss Steel Inc.                  143,018          100,204
    EKC Technology, Inc.                  215,716          117,703
    Plasma Procesing Corporation            9,881            6,681
    Callidus Technologies, Inc.           605,443          399,068
                                   --------------   --------------

                                   $    2,538,650        1,582,170
                                   ==============   ==============

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(7)    ROLLOVERS AND TRANSFERS

       During the years ended December 31, 1999, 1998, and 1997 assets and participant accounts were rolled over or transferred from other qualified employee benefit plans to the Plan as follows:


                               YEAR ENDED     YEAR ENDED     YEAR ENDED
                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                  1999           1998           1997
                              ------------   ------------   ------------
ChemFirst Inc.                $         --          2,065          2,224
First Chemical Corporation          27,982         30,113        153,165
Plasma Energy Corporation               --             --         39,948
Quality Chemicals, Inc.              7,045         27,486             --
FirstMiss Steel Inc.                 4,613          3,568         59,897
EKC Technology, Inc.                14,043        394,903          9,669
Callidus Technologies, Inc.         35,116        312,583        257,328
                              ------------   ------------   ------------

                              $     88,799        770,718        522,231
                              ============   ============   ============


(8)    UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

       During the years ended December 31, 1999, 1998, and 1997 unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                    YEAR ENDED      YEAR ENDED      YEAR ENDED
                                   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                       1999            1998            1997
                                   ------------    ------------    ------------
Mutual funds                       $  1,671,748         738,636         551,628
ChemFirst Inc. common stock             289,254      (4,688,552)      1,362,994
Placer Dome Inc. common stock          (259,881)       (126,176)     (1,869,383)
Mississippi Chemical Corporation
    common stock                       (133,830)        (92,456)       (343,118)
                                   ------------    ------------    ------------

                                   $  1,567,291      (4,168,548)       (297,879)
                                   ============    ============    ============

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(9)    PLAN INVESTMENTS

       The following investments exceeded 5% of net assets available for benefits at December 31, 1999 and 1998:


                                                              DECEMBER 31, 1999
                                              --------------------------------------------------
                                                  SHARES
                                                 OR FACE                            CURRENT
                                                  AMOUNT            COST             VALUE
                                              ---------------  ---------------   ---------------
Mutual funds:
    Frank Russell Fixed Income III                 388,666       $3,147,872         3,247,809
    Frank Russell Equity I                          87,968        2,726,839         3,295,290
    Vanguard Index 500 Fund                         31,053        3,741,289         4,202,371
    Frank Russell Equity Q                         275,981        9,990,894        11,467,021
    Charles Schwab Retirement Money              3,165,384        3,165,384         3,165,384
ChemFirst Inc. common stock*                       406,069        7,354,499         8,882,843

                                                              DECEMBER 31, 1998
                                              --------------------------------------------------
                                                  SHARES
                                                 OR FACE                            CURRENT
                                                  AMOUNT            COST             VALUE
                                              ---------------  ---------------   ---------------
Mutual funds:
    Frank Russell Fixed Income III                 443,452       $4,334,304         4,532,082
    Frank Russell Equity I                         126,513        3,754,867         4,449,467
    Frank Russell Equity II                         96,080        2,848,589         2,972,709
    Frank Russell Equity Q                         329,825       11,172,110        13,265,566
ChemFirst Inc. common stock*                       466,225        7,968,854         9,207,944

*Nonparticipant-directed

(10)   PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(11)  INVESTMENT OPTION ALLOCATION

       The allocation of net assets available for benefits to investment option as of December 31, 1999 and 1998 follows:

                                                 CAPITAL       SHORT-TERM      MID-TERM       VANGUARD       LONG-TERM
                                               PRESERVATION    STABILITY       BALANCED      INDEX 500         GROWTH
                                                   FUND           FUND           FUND           FUND            FUND
                                               ------------   ------------   ------------   ------------    ------------
December 31, 1999
   Mutual funds                                $  3,165,384      4,466,150      7,823,507      4,202,371      17,245,721
   Participant loans                                 75,245        693,775        865,090        (41,325)        305,195
   ChemFirst Inc. common stock                           --             --             --             --              --
   Placer Dome Inc. common stock                         --             --             --             --              --
   Mississippi Chemical Corporation
      common stock                                       --             --             --             --              --
                                               ------------   ------------   ------------   ------------    ------------
           Total investments                      3,240,629      5,159,925      8,688,597      4,161,046      17,550,916

   Contributions receivable                           1,567          3,023          2,984             35           5,920
                                               ------------   ------------   ------------   ------------    ------------

           Net assets available for benefits   $  3,242,196      5,162,948      8,691,581      4,161,081      17,556,836
                                               ============   ============   ============   ============    ============

December 31, 1998
   Mutual funds                                $  1,094,822      5,661,904     10,494,318             --      19,363,718
   Participant loans                                 91,793        816,991        803,780             --         494,560
   ChemFirst Inc. common stock                           --             --             --             --              --
   Placer Dome Inc. common stock                         --             --             --             --              --
   Mississippi Chemical Corporation
      common stock                                       --             --             --             --              --
                                               ------------   ------------   ------------   ------------    ------------
           Total investments                      1,186,615      6,478,895     11,298,098             --      19,858,278

   Contributions receivable                          14,775         43,009        101,702             --         194,283
                                               ------------   ------------   ------------   ------------    ------------

           Net assets available for benefits   $  1,201,390      6,521,904     11,399,800             --      20,052,561
                                               ============   ============   ============   ============    ============


                                                AGGRESSIVE       T. ROWE      CHEMFIRST INC.   PLACER DOME
                                                  GROWTH       PRICE INTL.       COMMON            INC.
                                                   FUND         STOCK FUND        STOCK        COMMON STOCK      COMBINED
                                               ------------    ------------    ------------    ------------    ------------
December 31, 1999
   Mutual funds                                   1,867,152         215,862              --              --      38,986,147
   Participant loans                                (40,728)         (5,729)       (212,410)         (2,587)      1,636,526
   ChemFirst Inc. common stock                           --              --       8,882,843              --       8,882,843
   Placer Dome Inc. common stock                         --              --              --       1,706,090       1,706,090
   Mississippi Chemical Corporation
      common stock                                       --              --         192,660              --         192,660
                                               ------------    ------------    ------------    ------------    ------------
           Total investments                      1,826,424         210,133       8,863,093       1,703,503      51,404,266

   Contributions receivable                             270              29         159,207              --         173,035
                                               ------------    ------------    ------------    ------------    ------------

           Net assets available for benefits      1,826,694         210,162       9,022,300       1,703,503      51,577,301
                                               ============    ============    ============    ============    ============

December 31, 1998
   Mutual funds                                   1,361,590              --              --              --      37,976,352
   Participant loans                                  8,065              --         (99,418)         (2,566)      2,113,205
   ChemFirst Inc. common stock                           --              --       9,207,944              --       9,207,944
   Placer Dome Inc. common stock                         --              --              --       2,040,317       2,040,317
   Mississippi Chemical Corporation
      common stock                                       --              --         574,518              --         574,518
                                               ------------    ------------    ------------    ------------    ------------
           Total investments                      1,369,655              --       9,683,044       2,037,751      51,912,336

   Contributions receivable                          38,118              --         255,549              --         647,436
                                               ------------    ------------    ------------    ------------    ------------

           Net assets available for benefits      1,407,773              --       9,938,593       2,037,751      52,559,772
                                               ============    ============    ============    ============    ============

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997

(11)   CONTINUED

       The allocation of changes in net assets available for benefits by investment option for the years ended December 31, 1999, 1998 and 1997 follows:

                                                      CAPITAL        SHORT-TERM       MID-TERM       VANGUARD        LONG-TERM
                                                    PRESERVATION     STABILITY        BALANCED       INDEX 500         GROWTH
                                                        FUND            FUND            FUND            FUND            FUND
                                                    ------------    ------------    ------------    ------------    ------------
Net assets available for benefits
   at December 31, 1996                             $  1,272,866       6,375,793       8,170,290              --      14,018,558
      Participants' contributions                         27,535         296,112         598,227              --       1,194,152
      Employers' contributions                            15,707         167,968         351,338              --         635,144
      Net investment income (loss)                        43,803         309,188       1,151,391              --       3,291,070
      Rollovers                                           57,265          36,916         108,041              --         265,937
      Transfers of ESOP participant
         account balances                                     --              --              --              --              --
      Withdrawals and terminations, net               (1,183,496)       (397,064)       (371,589)             --        (803,209)
      Transfers due to participants' selection
         of investment option                            853,500        (465,569)       (235,715)             --         456,777
      Transfer of fertilizer business participant
         account balances                                 (6,559)       (609,596)       (636,283)             --      (1,457,836)
                                                    ------------    ------------    ------------    ------------    ------------

Net assets available for benefits at
   December 31, 1997                                   1,080,621       5,713,748       9,135,700              --      17,600,593
      Participants' contributions                         53,841         298,347         693,491              --       1,437,942
      Employers' contributions                            28,758         174,497         388,166              --         760,335
      Net investment income (loss)                        39,933         335,018       1,387,388              --       2,097,709
      Rollovers                                           86,877           2,583         130,463              --         320,812
      Withdrawals and terminations, net               (1,333,916)       (561,337)       (671,548)             --        (921,472)
      Transfers due to participants' selection
         of investment option                          1,245,276         559,048         336,140              --      (1,243,358)
                                                    ------------    ------------    ------------    ------------    ------------

Net assets available for benefits
   at December 31, 1998                                1,201,390       6,521,904      11,399,800              --      20,052,561
      Participants' contributions                         50,358         235,458         596,485         376,140       1,131,445
      Employers' contributions                          (139,364)        143,952         342,345         177,848         628,418
      Net investment income (loss)                        81,618         144,879         922,308         574,033       3,725,730
      Rollovers                                              736             948          13,095          19,043          43,968
      Withdrawals and terminations, net               (1,147,487)     (1,290,113)     (1,033,630)       (157,589)     (1,388,626)
      Transfer of Callidus Technology, Inc.
         participant account balances                   (427,896)       (812,076)     (1,582,193)       (235,048)     (2,091,701)
      Transfers due to participants' selection
         of investment option                          3,622,841         217,996      (1,966,629)      3,406,654      (4,544,959)
                                                    ------------    ------------    ------------    ------------    ------------

Net assets available for benefits
   at December 31, 1999                             $  3,242,196       5,162,948       8,691,581       4,161,081      17,556,836
                                                    ============    ============    ============    ============    ============


                                                     AGGRESSIVE       T. ROWE      CHEMFIRST INC.   PLACER DOME
                                                       GROWTH        PRICE INTL.      COMMON            INC.
                                                        FUND         STOCK FUND        STOCK        COMMON STOCK      COMBINED
                                                    ------------    ------------    ------------    ------------    ------------
Net assets available for benefits
   at December 31, 1996                                  439,830              --       8,971,094       4,299,266      43,547,697
      Participants' contributions                        176,995              --         245,629              --       2,538,650
      Employers' contributions                            89,384              --         322,629              --       1,582,170
      Net investment income (loss)                        81,471              --       2,080,923      (1,327,166)      5,630,680
      Rollovers                                           32,422              --          21,650              --         522,231
      Transfers of ESOP participant
         account balances                                     --              --       3,432,074              --       3,432,074
      Withdrawals and terminations, net                  (12,473)             --        (117,301)        (18,035)     (2,903,167)
      Transfers due to participants' selection
         of investment option                            565,426              --        (517,162)       (657,257)             --
      Transfer of fertilizer business participant
         account balances                                     --              --        (115,654)           (169)     (2,826,097)
                                                    ------------    ------------    ------------    ------------    ------------

Net assets available for benefits at
   December 31, 1997                                   1,373,055              --      14,323,882       2,296,639      51,524,238
      Participants' contributions                        296,482              --         282,720              --       3,062,823
      Employers' contributions                           152,763              --         375,145              --       1,879,664
      Net investment income (loss)                       (19,335)             --      (4,174,765)         93,032        (241,020)
      Rollovers                                          195,127              --          34,856              --         770,718
      Withdrawals and terminations, net                 (158,278)             --        (731,693)        (58,407)     (4,436,651)
      Transfers due to participants' selection
         of investment option                           (432,041)             --        (171,552)       (293,513)             --
                                                    ------------    ------------    ------------    ------------    ------------

Net assets available for benefits
   at December 31, 1998                                1,407,773              --       9,938,593       2,037,751      52,559,772
      Participants' contributions                        234,480          20,138         187,520              --       2,832,024
      Employers' contributions                           118,692           9,631         261,657              --       1,543,179
      Net investment income (loss)                       734,627          51,078         743,865        (104,610)      6,873,528
      Rollovers                                            7,112           1,868           2,029              --          88,799
      Withdrawals and terminations, net                 (183,802)         (8,665)       (780,721)        (55,282)     (6,045,915)
      Transfer of Callidus Technology, Inc.
         participant account balances                   (246,832)        (29,772)       (822,241)        (26,327)     (6,274,086)
      Transfers due to participants' selection
         of investment option                           (245,356)        165,884        (508,402)       (148,029)             --
                                                    ------------    ------------    ------------    ------------    ------------

Net assets available for benefits
   at December 31, 1999                                1,826,694         210,162       9,022,300       1,703,503      51,577,301
                                                    ============    ============    ============    ============    ============

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(12)   SUBSEQUENT EVENT

       In February 2000, the Company sold its wholly owned subsidiary FirstMiss Steel, Inc. The former employees of FirstMiss Steel, Inc. have the option to transfer their account balances into other qualified plans. A determination has not yet been made on the ultimate effect this sale will have on Plan assets.

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Plan Sponsor: ChemFirst Inc.
                          Plan Sponsor EIN: 64-0679456
                                Plan Number: 002

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1999


                                                              SHARES OR                                       CURRENT
                                                              FACE VALUE                    COST               VALUE
                                                    -------------------------------   -----------------   -----------------
Mutual funds:
    Baron Asset                                         0.7%               6,507         $   324,849             382,421
    Frank Russell Emerging Markets                      4.7%             192,025           2,067,875           2,404,152
    Frank Russell Equity I                              6.4%              87,968           2,726,839           3,295,290
    Frank Russell Equity II                             5.0%              72,159           2,161,438           2,576,803
    Frank Russell Equity Q                              22.2%            275,981           9,990,894          11,467,021
    Frank Russell Fixed Income I                        2.4%              61,298           1,289,056           1,242,504
    Frank Russell Fixed Income III                      6.3%             338,666           3,147,872           3,247,809
    Frank Russell International                         2.5%              27,435           1,031,024           1,280,408
    Frank Russell Real Estate Securities                1.5%              34,897             879,187             797,744
    Managers Special Equity                             0.8%               4,622             289,353             422,505
    Morley Stable Value                                 3.9%             142,210           1,795,475           2,016,450
    PBHG Growth                                         1.7%              18,600             488,304             881,281
    Frank Russell Short Term Bond Fund                  2.3%              66,955           1,228,418           1,207,196
    Charles Schwab Retirement Money                     6.1%           3,165,384           3,165,384           3,165,384
    T. Rowe Price International Stock Fund              0.4%              11,343             183,607             215,862
    Vanguard Index 500 Fund                             8.1%              31,053           3,741,289           4,202,371
    Warburg Pincus Emerging Markets                     0.4%              14,395             125,379             180,946
                                                                                         -----------          ----------
                                                                                          34,636,243          38,986,147

Participant loans, interest rates of 8.75% to
    10.0%, maturities from 1 month to 10 years          3.2%           1,636,526                --             1,636,526

*ChemFirst Inc. common stock                            17.2%            406,069           7,354,499           8,882,843

Getchell Gold Corporation common stock                  3.3%             158,706             473,268           1,706,090

Mississippi Chemical Corporation common stock           0.4%              31,137             704,190             192,660
                                                                                         -----------          ----------

                                                                                         $43,168,200          51,404,266
                                                                                         ===========          ==========

*   ChemFirst Inc. is a party-in-interest.

See accompanying independent auditors' report.

Note - Percentages are determined by dividing the fair value of investments by net assets available for benefits.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 CHEMFIRST INC.
                                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


Date: June  27, 2000                   /s/ J. Steve Chustz
                                       -------------------------
                                       J. Steve Chustz
                                       Member, Employee Benefits Committee
Date: June 27, 2000                    /s/ William Kemp
                                       -------------------------
                                       William Kemp
                                       Member, Employee Benefits Committee

Date: June 27, 2000                    /s/ George Simmons
                                       -------------------------
                                       George Simmons
                                       Member, Employee Benefits Committee

Date: June 27, 2000                    /s/ R. Michael Summerford
                                       -------------------------
                                       R. Michael Summerford
                                       Member, Employee Benefits Committee

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
   23.1           Independent Auditors' Consent